Netsave, Inc

Consolidated Financial Statements

FOR THE PERIOD ENDED DECEMBER 31, 2024
with independent accountant's review report

Netsave, Inc

Table of Contents



Real Accounting Solution

Certified Public Accountants

Independent Accountant's Review Report

To the Managing Member
Netsave, Inc.

We have reviewed the accompanying consolidated balance sheet of Netsave, Inc. as of December 31, 2024 and 2023, and the related consolidated statements of income, shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Real Accounting Solution
gblancocpa@gmail.com | www.realaccountingsolution.com
Gabriel Blanco, CPA | Miami, Florida



Real Accounting Solution
Certified Public Accountants

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses, has negative operating cash flows, and is in the pre-revenue stage, which raises substantial doubt about its ability to continue as a going concern for a period of twelve months from the date the financial statements were available to be issued. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Sincerely,

Gabriel Blanco, CPA

April 27, 2025
Lic# AC47901CPA
Real Accounting Solution
Miami, Florida

Netsave, Inc

Consolidated Balance Sheet

December 31, 2024, and 2023

		2024	2023
ASSETS			
Current Assets			
Bank Accounts			
Cash & Equivalents		513	76
Total Bank Accounts	$	513	76
Other Current Assets			
Loan to/from Shareholders		5,327	-
Total Other Current Assets		**5,327**	**-**
TOTAL CURRENT ASSETS	$	**5,840**	**76**
Fixed Assets			
Internally Developed Software		865,685	1,900
Office Equipment		1,100	863,170
Total Fixed Assets	$	**866,785**	**865,070**
TOTAL ASSETS	$	**872,625**	**865,146**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Card		-	4,480
Total Credit Cards		-	4,480
Other Current Liabilities			
Short-Term Loan		-	-
Total Other Current Liabilities		-	-
Total Current Liabilities		-	-
Long-Term Liabilities			
Founder Convertible Notes		740,561	763,525
Total Long-Term Liabilities		740,561	763,525
TOTAL LIABILITIES	$	740,561	768,005
Equity			
32000 Owner's Distribution		-	-
Common Stock- 75,000,000 Shares Authorized & Issued- Sh/Val- $0.00001		750	750
Preferred Stock (25M Authorized.; 0 Issued) Sh/Val.: $0.00001		-	-
Retained Earnings		(180,416)	(69,189)
Safe Notes		355,388	240,950
Net Income		(43,658)	(75,370)
Total Equity	$	132,063	97,141
TOTAL LIABILITIES AND EQUITY	$	872,625	865,146

(See independent accountant's review report and accompanying notes to financial statements)

Netsave, Inc

Consolidated Income Statement

For years ended December 31, 2024, and 2023

		2024	2023
INCOME			3,337
Total Income		-	**3,337**
Gross Profit			
EXPENSES			
Advertising & Marketing		4,135	12,362
Contractors and Consultants		-	58,743
General & Administrative		32,782	3,190
Rent & Lease		1,790	1,347
Travel		4,152	2,365
Total Expenses	$	**42,858**	**78,007**
NET OPERATING INCOME	$	**(42,858)**	**(74,670)**
OTHER EXPENSES			
Depreciation		800	700
Total Other Expenses		**800**	**700**
NET OTHER INCOME		**(800)**	**(700)**
NET INCOME		**(43,658)**	**(75,370)**

(See independent accountant's review report and accompanying notes to financial statements)

Netsave, Inc

Consolidated Statement of Shareholder's Equity

For the years ended December 31, 2024, and 2023

	Common Stock		Preferred Stock		SAFE Notes	Accumulated Deficit	Net Loss for the year	Total ($)
	Shares	**Amount**	**Shares**	**Amount**				
BEGINNING BALANCE, JANUARY 1, 2024	75,000,000	750	-	-	240,950	(180,416)		61,284
Contributions	-	-	-	-	114,438			114,438
Net Losses							(43,658)	(43,658)
ENDING BALANCE, DECEMBER 31, 2024	75,000,000	750	-	-	355,388	(180,416)	(43,658)	132,063

Netsave, Inc

Consolidated Statement of Cashflows

For the years ended December 31, 2024, and 2023

		2024	2023
OPERATING ACTIVITIES			
Net Loss		(43,658)	(75,370)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Credit Card		(4,480)	4,480
Short-Term Loan		-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**(4,480)**	**4,480**
NET CASH PROVIDED BY OPERATING ACTIVITIES		**(48,138)**	**(70,890)**
INVESTING ACTIVITIES			
Internally Developed Software		(38,372)	(35,857)
Depreciation on Office Equipment		800	700
NET CASH PROVIDED BY INVESTING ACTIVITIES	$	**(37,572)**	**(35,157)**
FINANCING ACTIVITIES			
Founder Convertible Notes		(28,291)	(5,327)
Safe Notes		114,438	110,950
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	**86,147**	**105,623**
NET CASH INCREASE FOR PERIOD		**437**	**(424)**
CASH AT BEGINNING OF PERIOD		76	500
CASH AT END OF PERIOD		**513**	**76**

(See independent accountant's review report and accompanying notes to financial statements)

Netsave, Inc

Notes to Financial Statements
For the years ended December 31, 2024, and 2023

1. Organization

Netsave, Inc. ("Company") is a Delaware C- Corporation based developer of Netsave Mobile App, a social and hyperlocal e-commerce marketplace with the vision of creating a stronger, more sustainable, and safer global community where every neighborhood is empowered to thrive. Netsave is replicating the food delivery model in the hyperlocal e-commerce industry to create a hassle-free community where local sellers and buyers can create meaningful connections and trade local deals with peace of mind without the risks involved in local meetups with strangers.

Company originally started as Altophase Inc on June 8, 2020, during the startup pre-planning stage restructured to become Netsave Inc, effective April 15, 2021 (Date of inception). Company had a subsidiary & Affiliate named as Accord Insurance Agency LLC, which was terminated on December 31, 2021.

Company's fiscal year is December 31st.

2. Going Concern

The Company is in the pre-revenue stage and is actively engaged in the development of its software platform. For the year ended December 31, 2024, the Company incurred a net loss of $43,658.36 and has an accumulated deficit of $180,415.66 as of that date. The Company's operations have been primarily funded through the issuance of SAFE notes and founder convertible notes.

The Company's ability to continue as a going concern is dependent upon raising additional capital to fund ongoing development activities and eventually achieving profitable operations. These factors raise substantial doubt about the Company's ability to continue as a going concern for a period of at least one year from the date the financial statements are available to be issued.

Management plans to address this uncertainty by continuing to seek financing through equity and debt offerings, including potential future SAFE agreements or other investment instruments, to support ongoing software development and operating expenses. The Company believes that these efforts, combined with the progression of its software development, will enable it to secure additional funding and transition toward revenue-generating activities.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. **Summary of Significant Accounting Policies**

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount approximates fair value.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carry forwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for non-public entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

4. Common stock and Preferred Stock

There is currently one class of common stock and one class of preferred stock. The Corporation shall have the authority to issue:
- 75,000,000 shares of Common Stock, $0.00001 par value per share ("Common Stock").
- 25,000,000 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock").

As of December 31, 2024, the authorized shares that have been issued and outstanding are:
- 75,000,000 shares of Common Stock.
- 0 shares of Preferred Stock.

5. Property and Equipment

Property and equipment consisted of the following at December 31, 2024:

Office equipment	4,000
Less: Accumulated depreciation	2,900
Total	1,100

6. Internal developed Software

Internal developed software costs related to software to be sold, leased, or otherwise marketed, whether acquired or developed internally, and is classified as an intangible asset. There is no amortization cost yet.

7. Founder Convertible Notes

The convertible notes are issued to the founder of the company at an interest rate of 0% per annum, with maturity date of 12/31/2025. No interest is recorded in the books.

8. Commitments and Contingencies

As of December 31, 2024 the Company does not have any major commitments and contingencies including any tax liability.

9. Subsequent events

Management has evaluated subsequent events through April 26, 2025, the date at which the financial statements became available for issuance. No events have occurred that would require adjustments to, or disclosure in, the financial statement